March 2, 2011

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  W. Bradshaw Skinner, Senior Assistant Chief Accountant

Re:	California Gold Corp. (formerly US Uranium Inc.)

Dear Mr. Skinner:

On behalf of our client, California Gold Corp., formerly US Uranium Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the comments in your letter to Mr. James D. Davidson, Chief Executive Officer of the Company, dated February 28, 2011.

Form 10-K for the Fiscal Year Ended January 31. 2010 (“Form 10-K”)

The Company will amend its Form 10-K immediately to label all of the columns of the financial statements “Not Audited.”  The Company will have its financial statements for its fiscal years ended January 31, 2010 and 2009 re-audited by its current independent auditing firm, MaloneBailey, LLP, and will file such re-audited financial statements on a Form 10-K amendment via EDGAR as soon as they have been completed.

Form 8-K – Change of Certifying Accountant

The Company will amend its Form 8-K relating to its dismissal of Davis Accounting Group, P.C. (“Davis”) to indicate that Davis was not duly licensed when it issued its audit opinion on the Company’s financial statements for its fiscal years ended January 31, 2010 and 2009, and that said financial statements will be re-audited by the Company’s current independent auditing firm.

If you have any questions or comments with respect to the responses that we have provided above, please contact me at 212-400-6900.  Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites
Paul C. Levites, Esq.
cc:	Suying Li, Division of Corporate Finance
Securities and Exchange Commission

James Davidson, Chief Executive Officer
California Gold Corp.